Filed by Potomac Electric Power Company Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1072 Subject Company: Conectiv

Potomac Electric Power Company
1900 Pennsylvania Avenue, N.W.
Washington, D.C. 20068

June 22, 2001

Dear Pepco Stockholder:

We have previously sent to you proxy material for the annual meeting of common stockholders and special meeting of preferred stockholders of Pepco, to be held on July 18, 2001. Your Board of Directors has unanimously recommended that stockholders vote in favor of the proposed merger with Conectiv.

Approval of the merger requires the affirmative vote of holders of two-thirds of the outstanding shares of Pepco common stock, as well as of a majority of the outstanding shares of common and preferred stock voting together as a single class. Therefore, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please sign, date and return the enclosed proxy card today in the envelope provided.

Very truly yours,

Ellen Sheriff Rogers
Secretary

YOUR VOTE IS IMPORTANT!

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-750-9498.

IMPORTANT NOTE:
If you hold your shares through a bank or broker,
you may be able to vote by telephone, or via the Internet.
Please call Innisfree at 1-877-750-9498 for assistance.

The joint proxy statement/prospectus filed with the Securities and Exchange Commission (the "SEC") by Pepco and Conectiv in connection with the transaction contains important information regarding the transaction and we urge you to read it and any other relevant documents when they become available. The Directors and Officers of Pepco and Conectiv will be soliciting proxies in favor of the transaction. A free copy of the joint proxy statement/prospectus and other documents filed or to be filed by the two companies with the SEC, including information about Pepco's and Conectiv's directors and officers and their beneficial interests in their respective company's common stock, is available at the SEC's web site at http://www.sec.gov.